Exhibit 12.1

Tsakos Energy Navigation Limited

Computation of Ratio of Earnings to Fixed Charges

(Expressed in thousands of United States Dollars, except ratios)

	Years Ended December 31,
	2007	2006	2005	2004	2003
Earnings
Income from continued operations (before minority interest)	186,560	196,406	161,755	143,290	58,123
Add:
Fixed charges	79,366	60,375	25,242	21,987	20,145
Amortization of Capitalized Interest	757	319	198	162	201
Distributed income of equity investees					1,126

	266,683	257,100	187,195	165,439	79,595

Less:
Interest capitalized	(8,944)	(12,474)	(5,344)	(2,708)	(839)

	257,739	244,626	181,851	162,731	78,756

Fixed Charges
Interest expensed	68,081	42,191	13,742	12,894	15,778
Interest capitalized	8,944	12,474	5,344	2,708	839
Amortization of capitalized expenses relating to indebtedness	921	1,495	1,034	368	686
Interest portion of rental expense	1,420	4,215	5,122	6,017	2,842

	79,366	60,375	25,242	21,987	20,145

Ratio of Earnings to Fixed Charges	3.2x	4.1x	7.2x	7.4x	3.9x